                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                 GO2NET, INC.
________________________________________________________________________________
                               (Name of Issuer)


                                 COMMON STOCK
________________________________________________________________________________
                         (Title of Class of Securities)


                                  383586 10 7
        _______________________________________________________________
                                (CUSIP Number)

                                Ellen B. Alben
               Senior Vice President, Legal and Business Affairs
                                InfoSpace, Inc.
                      601 108/th/ Avenue N.E., Suite 1200
                          Bellevue, Washington 98004
                                (425) 201-6100

                                  Copies to:
                            Lawrence J. Steele, Esq.
                          Christopher Bellavia, Esq.
                       Wilson Sonsini Goodrich & Rosati
                           Professional Corporation
                             5300 Carillon Point
                          Kirkland, Washington 98033
                                (425) 576-5800
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 July 26, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13-1(e), 240.13d-(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      InfoSpace, Inc.                   I.R.S. Identification No.: 91-1718107
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [_]
                                                              (b) [_]

      N/A
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
      OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
      N/A
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      State of Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF            6,239,917(3)
      SHARES       -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER
     OWNED BY             14,866,275(1)(2)
       EACH        -----------------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER
      PERSON              6,239,917(3)
       WITH        -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                          N/A
------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,106,192(1)(2)(3)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      67.3%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO
------------------------------------------------------------------------------

     (1) 5,790,495 shares of Common Stock of Go2Net, Inc., a Delaware corporation ("Go2Net") are subject to Voting Agreements entered into by InfoSpace and certain stockholders of Go2Net (discussed in Items 3 and 4 below). InfoSpace expressly disclaims beneficial ownership of any of the shares of Go2Net Common Stock covered by the Voting Agreements. Based on the number of shares of Go2Net Common Stock outstanding as of July 19, 2000 (as represented by Go2Net in the Merger Agreement discussed in Items 3 and 4), the number of shares of Go2Net Common Stock covered by the Voting Agreements represents approximately 18.5% of the outstanding Go2Net Common Stock.

     (2) 9,075,780 shares of Go2Net Common Stock are issuable upon conversion of 300,000 shares of Go2Net Preferred Stock which are subject to Voting Agreements entered into by InfoSpace and certain stockholders of Go2Net (discussed in Items 3 and 4 below). InfoSpace expressly disclaims beneficial ownership of any of the shares of Go2Net Preferred Stock, or the shares of Common Stock issuable upon conversion of such Preferred Stock, covered by the Voting Agreements.
Based on the number of shares of Go2Net Common Stock outstanding as of July 19, 2000 (as represented by Go2Net in the Merger Agreement discussed in Items 3 and 4), the number of shares of Go2Net Common Stock issuable upon conversion of the shares of Preferred Stock covered by the Voting Agreements represents approximately 22.5% of the outstanding Go2Net Common Stock assuming conversion of all outstanding shares of Go2Net Preferred Stock.

     (3) 6,239,917 shares of Go2Net Common Stock are subject to a Stock Option Agreement between InfoSpace and Go2Net. This option is exercisable under certain circumstances in connection with a termination of the Merger Agreement. Were it to be exercised, based on the number of shares of Go2Net Common Stock outstanding as of July 19, 2000 (as represented by Go2Net in the Merger Agreement discussed in Items 3 and 4), the option shares would represent approximately 16.6% of the outstanding Go2Net Common Stock subsequent to the exercise of the option.

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the Common Stock of Go2Net, par value $0.01 per share. The principal executive offices of Go2Net are located at 999 Third Avenue, Suite 4700, Seattle, Washington 98104.

ITEM 2.   IDENTITY AND BACKGROUND.

     The name of the corporation filing this statement is InfoSpace, Inc., a Delaware corporation ("InfoSpace"). InfoSpace provides commerce, information and communication infrastructure services for wireless devices, merchants and Web sites. InfoSpace's principal business address is 601 108th Avenue N.E., Suite 1200, Bellevue, Washington 98004. The address of InfoSpace's executive offices is the same as the address of its principal business.

     Set forth on Schedule A is the name of each of the directors and executive officers of InfoSpace along with the present principal occupation or employment of such directors and executive officers and the name, principal business and address of any corporation or other organization in which such employment is conducted, as of the date hereof to InfoSpace's knowledge. To InfoSpace's knowledge, each of the individuals identified on Schedule A is a citizen of the United States.

     Neither InfoSpace, nor to InfoSpace's knowledge any person named on Schedule A hereto is required to disclose legal proceedings pursuant to Items 2(d) or 2(e).

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to an Agreement and Plan of Reorganization dated as of July 26, 2000 (the "Merger Agreement"), among InfoSpace, Giants Acquisition Corp., a Delaware corporation ("Merger Sub") and Go2Net, and subject to the conditions set forth therein (including approval by stockholders of InfoSpace and Go2Net), Merger Sub will merge with and into Go2Net and Go2Net will become a wholly-owned subsidiary of InfoSpace (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Go2Net with Go2Net remaining as the surviving corporation (the "Surviving Corporation").

     As an inducement for InfoSpace to enter into the Merger Agreement and in consideration thereof, certain stockholders of Go2Net entered into individual agreements with InfoSpace (collectively the "Company Voting Agreements") whereby each such stockholder (collectively, the "Go2Net Voting Agreement Stockholders") agreed, severally and not jointly, to vote all of the shares of Go2Net Common Stock and Preferred Stock beneficially owned by him in favor of adoption of the Merger Agreement. InfoSpace did not pay additional consideration to any Go2Net Voting Agreement Stockholder in connection with the execution and delivery of the Company Voting Agreements.

     As a condition to InfoSpace's willingness to enter into the Merger Agreement, Go2Net agreed to grant to InfoSpace an option to acquire up to 6,239,917 shares of Go2Net Common Stock pursuant to a stock option agreement (the "Stock Option Agreement"). The Stock Option Agreement becomes exercisable if the Merger Agreement is terminated under certain circumstances.

     References to, and descriptions of, the Merger, the Merger Agreement, the Company Voting Agreements and the Stock Option Agreement, as set forth in this
Schedule 13D are qualified in their entirety by reference to the copies of the Merger Agreement, the Company Voting Agreements and the Stock Option Agreement included as Exhibits to the Form 8-K filed by InfoSpace on August 2, 2000.

ITEM 4.  PURPOSE OF TRANSACTION.

     (a)  Not applicable.

     (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of InfoSpace, with and into Go2Net in a statutory merger pursuant to the applicable provisions of Delaware Law. At the effective time of the Merger, the separate existence of Merger Sub will cease and Go2Net will continue as the Surviving Corporation and as a wholly-owned subsidiary of InfoSpace. Immediately prior to the effective time of the Merger, all issued and outstanding shares of Go2Net Preferred Stock will automatically be converted into 30.2526 shares of Go2Net Common Stock. Each holder of outstanding Go2Net Common Stock will receive, in exchange for each share of Go2Net Common Stock held by such holder, 1.82 shares of InfoSpace Common Stock. InfoSpace will assume each outstanding option to purchase Go2Net Common Stock under Go2Net's stock option plans.

     Pursuant to the Company Voting Agreements, the Go2Net Voting Agreement Stockholders have agreed to vote their shares of Go2Net Common Stock and Preferred Stock (plus any additional shares of Go2Net Common Stock and Go2Net Preferred Stock and all additional options, warrants and other rights to acquire shares of Go2Net Common Stock and Go2Net Preferred Stock) beneficially owned by the Go2Net Voting Agreement Stockholders (the "Go2Net Voting Agreement Shares") at every Go2Net stockholders meeting and every written consent in lieu of such a meeting in favor of adoption of the Merger Agreement. The Company Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, or (ii) such date and time as the Merger Agreement shall have been terminated pursuant to Article VII thereof.

     As a condition of InfoSpace's willingness to enter into the Merger Agreement, Go2Net agreed to grant to InfoSpace an option to acquire up to 6,239,917 shares of Go2Net Common Stock pursuant to a stock option agreement (the "Stock Option Agreement"). The Stock Option Agreement becomes exercisable if the Merger Agreement is terminated under certain circumstances. The Stock Option Agreement expires upon the earliest of (i) the effectiveness of the Merger or (ii) twelve months after a termination of the Merger Agreement pursuant to certain of its provisions.

     As an inducement for Go2Net to enter into the Merger Agreement and in consideration thereof, certain stockholders of InfoSpace entered into individual agreements with Go2Net (collectively, the "Parent Voting Agreements") whereby each such stockholder (collectively, the "InfoSpace Voting Agreement Stockholders") agreed, severally and not jointly, to vote all of the shares of InfoSpace Common Stock beneficially owned by him in favor of the issuance of shares of InfoSpace Common Stock in the Merger. Go2Net did not pay additional consideration to any InfoSpace Voting Agreement Stockholder in connection with the execution and delivery of the Parent Voting Agreements.

     Pursuant to the Parent Voting Agreements, the InfoSpace Voting Agreement Stockholders have agreed to vote their shares of InfoSpace Common Stock (plus any additional shares of InfoSpace Common Stock and all additional options, warrants and other rights to acquire shares of InfoSpace Common Stock) beneficially owned by the InfoSpace Voting Agreement Stockholders (the "InfoSpace Voting Agreement Shares") at every InfoSpace stockholders meeting and every written consent in lieu of such a meeting in favor of the issuance of shares of InfoSpace Common Stock in exchange for all outstanding capital stock of Go2Net as set forth in the Merger Agreement. The Parent Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, or (ii) such date and time as the Merger Agreement shall have been terminated pursuant to Article VII thereof.

     The purpose of the transactions under the Company Voting Agreements, the Parent Voting Agreements and the Stock Option Agreement are to enable InfoSpace and Go2Net to consummate the transactions contemplated under the Merger Agreement.

     (c)   Not applicable.

     (d) It is anticipated that upon consummation of the Merger, the directors of the Surviving Corporation shall be the current directors of Merger Sub. The initial officers of the Surviving Corporation shall be the current officers of Merger Sub.

     (e) Other than as a result of the Merger described in Item 3 above, not applicable.

     (f)   Not applicable.

     (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

     (h) - (i) If the Merger is consummated as planned, the Go2Net Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

     (j) Other than described above, InfoSpace currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although InfoSpace reserves the right to develop such plans).

     References to, and descriptions of, the Merger, the Merger Agreement, the Company Voting Agreements and the Stock Option Agreement, as set forth in this
Schedule 13D are qualified in their entirety by reference to the copies of the Merger Agreement, the Company Voting Agreements and the Stock Option Agreement included as Exhibits to the Form 8-K filed by InfoSpace on August 2, 2000.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) - (b) As a result of the Company Voting Agreements, InfoSpace may be deemed to be the beneficial owner of at least 14,866,275 shares of Go2Net Common Stock (the "Shares"), 9,075,780 of which are issuable upon conversion of 300,000 shares of Go2Net Preferred Stock. The Shares constitute approximately 36.8% of the issued and outstanding shares of Go2Net Common Stock based on the number of shares of Go2Net Common Stock outstanding as of July 19, 2000 (as represented by Go2Net in the Merger

Agreement discussed in Items 3 and 4) assuming conversion of outstanding shares of Go2Net Preferred Stock. InfoSpace may be deemed to have the shared power to vote the Shares with respect to those matters described above. However, InfoSpace (i) is not entitled to any rights as a stockholder of Go2Net as to the Shares and (ii) disclaims any beneficial ownership of the shares of Go2Net Common Stock which are covered by the Company Voting Agreements.

     To InfoSpace's knowledge, no person listed on Schedule A has an ownership interest in Go2Net.

     Set forth on Schedule B are the names of the stockholders of Go2Net that have entered into a Company Voting Agreement with InfoSpace, and their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, to InfoSpace's knowledge.

     To InfoSpace's knowledge, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

     (c) To the knowledge of InfoSpace, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

     (d) To the knowledge of InfoSpace, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Go2Net reported on herein.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than the Merger Agreement and the exhibits thereto, including the voting agreements and the stock option agreement described herein, to the knowledge of InfoSpace, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Go2Net, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     The following documents are filed as exhibits:

     A. * Form of Company Voting Agreement, dated July 26, 2000, between InfoSpace, Inc. and certain stockholders of Go2Net, Inc.

     B. * Agreement and Plan of Reorganization, dated as of July 26, 2000, by and among InfoSpace, Inc., Giants Acquisition Corp. and Go2Net, Inc.

     C. * Stock Option Agreement, dated July 26, 2000, among InfoSpace, Inc. and Go2Net, Inc.

     * Incorporated by reference to the 8-K filed by InfoSpace, Inc. on August 2, 2000.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2000                        INFOSPACE, INC.



                                             By: /s/ Ellen B. Alben
                                                --------------------------------
                                                 Ellen B. Alben
                                                 Senior Vice President, Legal
                                                  and Business Affairs

                                  Schedule A

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                                INFOSPACE, INC.

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of InfoSpace. The address of each such person is c/o InfoSpace, Inc., 601 108/th/ Avenue N.E., Suite 1200, Bellevue, Washington 98004. To InfoSpace's knowledge, each of the individuals identified below is a citizen of the United States.


                                                            Present Principal Occupation and
Name and Title                                              Name of Employer
---------------------------------------------------------------------------------------------------
Naveen Jain                                                 InfoSpace, Inc.
Chairman

Arun Sarin                                                  InfoSpace, Inc.
Chief Executive Officer, Vice Chairman and President,
Wireless Services

Ashok Narasimhan                                            InfoSpace, Inc.
Chief Operating Officer, President, Merchant Services
and Director

Rand L. Rosenberg                                           InfoSpace, Inc.
Chief Financial Officer and Senior Vice President,
Finance and Corporate Development

Ellen B. Alben                                              InfoSpace, Inc.
Senior Vice President, Legal and Business Affairs and
Secretary

Rasipuram V. Arun                                           InfoSpace, Inc.
Chief Technology Officer

Tammy D. Halstead                                           InfoSpace, Inc.
Senior Vice President and Chief Accounting Officer

Joanne R. Harrell                                           InfoSpace, Inc.
Senior Vice President, Human Resources and Facilities

Arif Janjua                                                 InfoSpace, Inc.
Senior Vice President, Corporate Development and
Content

Chris Nabinger                                              InfoSpace, Inc.
Senior Vice President, Worldwide Operations

John E. Cunningham, IV                                      President,
                                                            Kellett Investment Corporation

Director

Peter L. S. Currie                EVP and Chief Administrative Officer,
Director                          Netscape Communications Corporation

David C. House                    President, Establishment Services Worldwide,
Director                          American Express Travel Related Services
                                  Company, Inc.

Rufus W. Lumry, III               President,
Director                          Acorn Ventures, Inc.

Carl Stork                        General Manager, Hardware Strategy and
Director                          Business Development,
                                  Microsoft Corporation

                                  Schedule B


     The following table sets forth the name and present principal occupation or employment of each Go2Net stockholder that entered into a voting agreement with InfoSpace. Except as indicated below, the business address of each such person is c/o Go2Net, Inc., 999 Third Avenue, Suite 4700, Seattle, Washington 98104.


Voting Agreement Stockholder                Shares of Common Stock Subject to
                                                    Voting Agreement

-------------------------------------------------------------------------------

Russell C. Horowitz                                    2,875,736
Chief Executive Officer and Director

John Keister                                              68,000
President and Director

Michael J. Riccio, Jr.                                       136
Chief Operating Officer

Vulcan Ventures Incorporated                           2,846,623
110 110/th/ Avenue N.E., Suite 550
Bellevue, Washington 98004

                               TOTAL COMMON STOCK      5,790,495

--------------------------------------------------------------------------------

Voting Agreement Stockholder              Shares of Preferred Stock Subject to
                                                     Voting Agreement
--------------------------------------------------------------------------------

Vulcan Ventures Incorporated                             300,000
110 110/th/ Avenue N.E., Suite 550
Bellevue, Washington 98004

                               TOTAL PREFERRED STOCK     300,000 *

* Automatically converted into 9,075,780 shares of Go2Net Common Stock immediately prior to the effective time of the Merger.